FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Genoil Inc.

(Translation of registrant’s name into English)

510, 703 — 6 Ave. S.W., Calgary, Alberta, Canada T2P 3P4
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genoil Inc. Registrant
Dated: August 30, 2005	By:	/s/ David K. Lifschultz
Title: Chief Executive Officer

Genoil Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL
POSITION
The following Management’s Discussion and Analysis (MD&A) of financial results as provided by the management of Genoil Inc. (“Genoil” or the “Company/Corporation”) should be read in conjunction with the unaudited interim consolidated financial statements and notes for the three and six months ended June 30, 2005 and 2004 and with the audited consolidated financial statements and notes for the year ended December 31, 2004. This commentary is based upon information available to August 29, 2005. Additional information relating to the Corporation is available on SEDAR at www.sedar.com.
BUSINESS OF THE CORPORATION
Genoil is primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology — the “Genoil Hydroconversion Upgrader” or “GHU”. The pilot upgrader has progressed through the development stage and the costs of commercialization are being expensed. The Company continues to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries, while raising capital by way of capital stock private placements and short-term loans to fund its near term operations.
Silver Eagle Refining
On June 24, 2004, Genoil announced that a contract was signed with Silver Eagle Refining-Woods Cross Inc., near Salt Lake City, Utah for the implementation of the first commercial GHU. The GHU will process up to 1,200 barrels per day of low grade atmospheric and vacuum tower distillate bottoms and convert them into higher value, lighter distillates and transportation fuels. The two companies will share in the incremental revenues generated. Genoil will participate in the net revenues generated by the GHU at varying percentages, both before and after payout. The project will be partially funded by Silver Eagle. Total cost estimates, including Silver Eagle’s portion, for the project are in excess of $15 million U.S. Genoil proposes to fund its portion of capital costs through short-term borrowings, which the Company anticipates will be replaced by project financing. Much of the engineering work has been completed, bid packages have gone out for most components, and some long lead time components are currently being fabricated. Construction is to start this winter with commissioning of the new GHU to take place during the summer of 2006.
Lukoil Testing
In August 2004 Lukoil-Komi LLC, a wholly-owned subsidiary of OAO Lukoil, based in the Republic of Komi, Russian Federation, approached Genoil expressing interest in constructing a field hydroconversion unit at its Yarega deposit. Initial interest was shortly followed by a request to conduct a series of tests using its bitumen from the Yarega deposit using the Genoil Hydroconversion Unit (GHU). For that purpose Lukoil-Komi shipped 150 barrels of Yarega bitumen to Two Hills, Alberta, where Genoil has its pilot facilities.

The management of Lukoil-Komi was impressed with results of the tests run in February and March 2005. Upon completion of the tests the management of Lukoil-Komi was presented with an extensive report describing results of the tests and their operational conditions. A full crude assay was conducted by an independent laboratory using the sample, and the results exceeded the requirements formulated by Lukoil-Komi. Genoil’s engineers in collaboration with engineers at Stantec provided Lukoil-Komi with a pre-feasibility study that included a cost estimate for the proposed plant and a description of its configuration and the scope of supply. Representatives of Genoil discussed with the Lukoil-Komi management the role that Genoil is prepared to take upon itself in the project.
Lukoil is expected to make a decision on acquiring Genoil’s GHU for application in the Komi Republic by the end of 2005 following the completion by Lukoil of its own internal feasibility study based on test data generated during Genoil’s two months of testing this past winter of heavy oil from Lukoil’s Yarega facility.
Surge Global Energy Inc.
During Q2 the Company signed a letter of intent with Surge. Surge controls a large amount of heavy oil reserves in the Athabasca Oil Sands region of Alberta. Genoil and Surge intend to build a hydroconversion upgrader (GHU) in the field at Sawn Lake, Alberta. The first step in this is to conduct a feasibility study. This will begin with testing the Sawn Lake crude at the GHU pilot in Two Hills, Alberta. As the pilot is currently booked with testing for other clients, the Surge testing is not expected to start until the fall of this year.
Velox Corporation
Through Velox (a majority owned subsidiary of the Corporation) the Company has proprietary rights to a hydrocyclone technology that provides upstream, high-speed separation of oil from water in the field. Genoil has licensed this patented technology on an exclusive basis for applications in the oil industry. Also, Velox has developed a ballast cleaner, using the same hydrocyclone technology, that separates oil from water using centrifugal force, combining it with a filtration section and ultra-violet ray section to kill bacteria and mussels to prevent the spread of infections or impurities that could potentially, ecologically damage sections of the world’s waters. Black Sea mussels were transported from that sea to the Great Lakes greatly damaging the Great Lakes with a mussel contagion that could not be stopped and inflicted great ecological damage. In view of this, international shipping regulations are predicted to require ships to adopt cleaning systems that will eliminate this threat. Velox has built a prototype unit to cope with this problem and is setting up a simulation test with Teekay Shipping Corporation. Genoil will supervise the marketing of this technology to the shipping industry whose market has been estimated in press reports to potentially be in the neighbourhood of ten billion dollars.
Maxis
The flexibility and versatility of Maxis technology allows the Maxis to be applied in a wide variety of industries and applications. Genoil will continue its product development phase for Maxis technology and begin work to apply Maxis to water cleanup and environmental cleanup applications as a part of its continued Maxis product development plan.

A comprehensive test program is currently being planned for Q4 2005, with the Soutwest Research Institute in Texas to further fine tune the Maxis product line prior to its introduction to major oil companies planned for 2006.
Crystal Oily Water Separators
Genoil has initiated work on the Crystal 3-phase oil-water separation technology. Genoil is now building a prototype for testing with the U. S. Coast Guard and have presented it to a major tanker line. If the Coast Guard certifies the new bilge cleaner, Genoil will be able to commence marketing this technology in an effective manner. The bilge cleaner has an 84,000 ship market as all ships which ply the international waters must be outfitted with a device of this nature.
Corporate Risks
The Corporation is presently engaged in the design and construction of its first commercial hydroconversion upgrader in a US refinery. Completion of the project will require significant capital.
None of the Company’s technologies are currently generating significant revenue. The Corporation has accumulated losses of over $23 million to date and is not realizing any cash from operations as it has not attained commercial operations from its various
The ability of the Corporation to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Corporation’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Corporation will be able to raise the necessary capital.
The Company’s securities trade on both the TSX Venture Exchange (GNO) and the NASDAQ OTC Exchange (GNOLF).
Selected Quarterly Data $

	3Q-2004	4Q-2004	1Q-2005	2Q-2005

Revenues	—	139,930	750,734	2,287
Expenses	2,971,395	1,723,226	2,331,224	2,820,304
Loss	(2,971,395)	(1,583,296)	(1,524,382)	(2,818,017)

Loss per share	(0.02)	(0.01)	(0.01)	(0.02)
Cash flow	(549,885)	(316,605)	(5,400,386)	(1,193,644)
Cash flow per share	(0.00)	(0.00)	(0.03)	(0.01)

Working capital (deficiency)	(5,121,092)	(167,558)	1,035,490	1,211,156
Debt	—	1,815,356	1,910,928	2,006,500
Total assets	6,686,191	12,702,995	9,538,845	8,267,977
Deficit	17,366,829	18,950,125	20,547,407	23,292,524

During the first quarter of 2005, the Company recognized interest revenues of $16,792 from short-term investment of its cash balances, realized a foreign exchange loss of $64,461 and a gain of $733,942 on the exercise of warrants held by a former note holder.
Selected Quarterly Data $

	3Q-2003	4Q-2003	1Q-2004	2Q-2004

Revenues	—	4,077	—	—
Expenses	1,596,140	2,299,373	1,850,260	2,692,609
Loss	(1,596,14	(2,295,296)	(1,850,260)	(2,692,609)

Loss per share	(0.01)	(0.01)	(0.01)	(0.02)
Cash flow	(565,925)	(651,648)	(709,706)	(256,052)
Cash flow per share	(0.00)	(0.00)	(0.00)	(0.00)

Working capital (deficiency)	(352,327)	(408,926)	(3,044,177)	(3,784,036)
Debt	2,707,815	2,768,741	—	—
Total assets	8,905,365	8,613,384	9,009,294	8,590,845
Deficit	7,557,269	9,852,565	11,702,825	14,395,434

CASH USED IN OPERATIONS AND LOSS FOR THE PERIOD
Genoil’s operations used $1,193,644 of cash for the quarter ended June 30, 2005, a $937,592 increase from the $256,052 consumed in the same period of 2004. The Company is actively pursuing contracts for its GHU and as a consequence, the demand for cash will not diminish in the short-run and cash flow is expected to continue to be negative in the near term.
Cash Used in Operations ($000s)

	Quarter ended June 30		Six months
	2005	2004	2005	2004
Cash used in operations	$1,194	$256	$2,398	$966
Basic			$0.01	$0.01
Diluted			$0.01	$0.01
For the three months ended June 30, 2005, the loss from operations was $2,818,017 compared to $2,692,609 for the same period in 2004. The period over period increase in loss is primarily due to the operating costs associated with the Lukoil testing with the pilot upgrader and increased salaries.

REVENUE AND EXPENSES
Interest revenue was recognized in the first and second quarter of 2005 (2004 — nil) reflecting the short-term investment of the Company’s cash balance.
During 1Q 2005, Genoil recorded a gain of $733,942, when, through a series of transactions and negotiations a third party creditor exercised its share purchase warrants, 9,000,000 at $0.20 per share and 1,000,000 at $0.50 — a total of 10,000,000 shares for an aggregate $2,300,000. These shares were then sold at a price of $0.30 per share to other third party shareholders. The allocation of the proceeds to the creditor extinguished the principal plus accrued interest liabilities that the Company formerly owed to such party.
For the quarter ended June 30, 2005, expenses totalled $2,820,304 compared to $2,692,609 during 2004. Expenses for the six months ended June 30 totalled $4,361,478 in 2005 and 4,542,869 in 2004.

	Quarter ended June 30		Six Months Ended
	2005	2004	2005	2004
Pilot Upgrader ($000s)

Total expense	409	132	1,263	590
The increase in expenses over 2004 is reflective of the Lukoil testing taking place.

	Quarter ended June 30		Six Months Ended
	2005	2004	2005	2004
Administrative Costs ($000s)

Total expense	1,124	1,155	1,974	1,932
INTEREST EXPENSE
An imputed Interest charge is recognized at a rate of 12% per annum on the convertible debentures payable

DEPRECIATION AND AMORTIZATION
Depreciation and amortization expense for the quarter ended June 30, 2005 totalled $157,555 compared to $232,237 expensed in 2004. The Company’s assets are depreciated or amortized on a declining balance method at rates varying between 10% and 20% per annum. During the third quarter and fourth quarters of 2004, Genoil wrote-off unamortized technology rights costs, including the Gravitational Electrolysis process of $2,116,912. This contributed to the lower depreciation and amortization charge during 2005.
The Corporation regularly reviews the valuation and amortization of the patents and technology rights and has concluded that the amortization charges cover any other impairment in the value of its investments that may have occurred.
Depreciation and Amortization Costs ($000s)

	Quarter ended June 30		Six Months Ended
	2005	2004	2005	2004
Upgraders	64	68	128	138
Patents	15	16	30	33
Technology rights	74	145	148	220
Office equipment	4	3	8	6

Total expense	157	232	314	397
OPTIONS AND WARRANTS
Genoil estimates the fair value of stock options and its warrants issued using the Black-Scholes method based on no dividend yield, 3% risk-free interest rate and 100% volatility. The fair value is expensed over the vesting period.
The Corporation had previously granted a debt holder warrants to acquire 9,000,000 common shares at $0.20 per share prior to November 14, 2006 and 1,000,000 common shares at $0.50 per share prior to November 14, 2006. These warrants were exercised during the first quarter of 2005.
CAPITAL EXPENDITURES
Capital expenditures during Q2 2005 were $812,987, compared to $123,474 thousand in 2004 with year to date expenditures of $1,073,195 in 2005 compared to $271,029 in 2004. Genoil capitalizes expenditures only when they are of a tangible nature or they relate to the acquisition of new technologies.

LIQUIDITY AND CAPITAL RESOURCES
The Company used $1,193,644 ($0.01 per share) of cash in its operations during 2005 (2004 — a use of $256,052 or $0.00 per share). The Company expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.
The Corporation has agreed to build and install a hydroconversion upgrader in a U.S. refinery in exchange for a share in the incremental revenues the upgrader will generate. Design, construction and implementation costs are estimated to be in excess of U.S. $15 million.
At June 30, 2005, the Corporation had working capital deficiency of $1,211,156, which includes $327,242 due to related parties. During the first quarter of 2005, the note payable was simultaneously discharged with the proceeds of the warrant exercised by the note holder.
At June 30, 2005, Genoil had 237,726,548 shares outstanding on a fully diluted basis — 190,076,243 basic, 29,039,238 stock options and 18,611,067 warrants.
To preserve cash, the Corporation enters into a “shares for debt” exchange with its creditors willing to accept such arrangement. No specific number of shares have been reserved for the “shares for debt” program, but each transaction is in accordance with Policy 4.3 — Shares for Debt of the TSX Venture Exchange.
RISKS AND UNCERTAINTIES
To date the Corporation has not achieved commercial operations from its various patents and technology rights. At June 30, 2005, the Corporation had working capital deficit of $1,211,156. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.
Genoil has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue Genoil’s business development and marketing activities. If Genoil does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.
ACCOUNTING CHANGES
There were no changes in accounting policy during the quarter.

RELATED PARTY TRANSACTIONS
The Corporation has in the past entered into related party transactions. For a description of such transactions see note 12 to the Corporation’s consolidated financial statements.
OUTLOOK
The Company believes that progress towards commercialization of its technologies will allow it to raise the capital necessary to emerge from its historical financial constrains and attain profitable operations. The commercialization of Genoil’s GHU represents a key stage in the Company’s growth and will be a turning point in its history. Until now, Genoil has principally been a development company, but with the advent of the US refinery contract, commercialization has begun for one of Genoil’s most important technologies. Genoil intends to market its GHUs at other refinery locations throughout the world. There are approximately 13 million barrels per day of refinery bottoms that have the potential to be upgraded to lighter products using the GHU process. Genoil believes that the GHU can have a substantial positive impact on the shortage of transportation fuels being experienced worldwide and assist the Western World in gaining energy independence from Middle Eastern oil producers.
FORWARD-LOOKING STATEMENTS
Certain statements in this MD&A, including those in the Outlook section, relate to future periods commencing after June 30, 2005 and contain estimates or assumptions about the outcome of future events. These forward-looking statements are subject to risks, uncertainties, and other factors that could result in the outcome of these events being materially different from those anticipated in this MD&A.
READER ADVISORY
Statements in this document may contain forward-looking information. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties and other factors, many of which are beyond control of the Company. The reader is cautioned not to place undue reliance on this forward-looking information.

Unaudited interim Consolidated Financial Statements of
GENOIL INC.
Three and six-months ended June 30, 2005

GENOIL INC.
Consolidated Balance Sheets
(Unaudited)

	June 30,	December 31,
	2005	2004

		(audited)
Assets:

Current assets
Cash	$339,299	$—
Cash in trust — convertible debentures (note 7)	—	5,638,220
Accounts receivable	162,758	57,651

	502,057	5,695,871

Upgraders (note 3)	4,305,626	3,416,345

Patents and technology rights (note 4)	3,360,338	3,537,198

Office equipment (note 5)	99,956	53,581

	$8,267,977	$12,702,995

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,385,971	$1,183,093
Due to related parties (note 12)	327,242	1,655,345
Note payable, secured (note 6)	—	3,024,991

	1,713,213	5,863,429

Convertible debentures (note 7)	2,006,500	1,815,356

Shareholders’ equity:
Share capital (note 8)	19,677,505	15,576,995
Warrants to purchase common shares (note 9)	1,054,970	2,386,457
Contributed surplus (note 10)	7,108,313	6,010,883
Deficit	(23,292,524)	(18,950,125)

	4,548,264	5,024,210

Future operations (note 1)
Commitments (note 11)

	$8,267,977	$12,702,995

See accompanying notes to consolidated financial statements.

(signed) David K. Lifschultz	(signed) Brian D. Korney

Director	Director

GENOIL INC.
Consolidated Statements of Loss
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004

Revenue:
Interest	$2,287	$—	$19,079	$—

Expenses:
Upgrader and technologies	409,480	132,330	1,262,769	590,140
Administration	1,124,454	396,883	1,974,728	822,122
Stock based compensation (note 10)	1,022,006	1,634,308	1,097,430	2,104,365
Interest and accretion of convertible debentures (note 7)	106,809	62,979	211,332	125,766
Warrants issued to note holder (note 6)	—	233,872	234,761	502,848
Depreciation and amortization	157,555	232,237	314,400	397,628
Gain on settlement of debt (note 6)	—	—	(733,942)	—

	2,820,304	2,692,609	4,361,478	4,542,869

Loss for the period	$2,818,017	$2,692,609	$(4,342,399)	$(4,542,869)

Loss per share:
Basic and diluted	$(0.02)	$(0.02)	$(0.03)	$(0.03)

Consolidated Statements of Deficit

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004

Deficit, beginning of period	(20,474,507)	(11,702,825)	(18,950,125)	(9,852,565)
Loss for the period	(2,818,017)	(2,692,609)	(4,342,399)	(4,542,869)

Deficit, end of period	$(23,292,524)	$(14,395,434)	$(23,292,524)	$(14,395,434)

See accompanying notes to consolidated financial statements.

GENOIL INC.
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2005	2004	2005	2004

Cash provided by (used in):

Operations:
Loss for the period	$(2,818,017)	$(2,692,609)	$(4,342,399)	$(4,542,869)
Non-cash items:
Depreciation and amortization	157,555	232,237	314,400	397,628
Interest charges on note payable	—	63,520	8,951	125,646
Accretion of convertible debentures	95,572	—	191,144	—
Stock-based compensation	1,022,006	1,634,308	1,097,430	2,104,365
Warrants issued to lender	—	233,872	234,761	502,848
Changes in non-cash working capital	349,240	272,620	97,770	446,624

Cash used in operations	(1,193,644)	(256,052)	(2,397,943)	(965,758)

Financing:
Issue of common shares	—	1,489,590	2,303,889	1,489,590
Repayment of notes payable	—	—	(3,033,942)	—
Due to investors	—	(1,489,590)	—	(225,117)
Options exercised	109,226	—	137,226	—
Share issue expense	—	(104,810)	—	(142,403)
Repayment to related parties	(72,811)	—	(1,234,956)	—

	36,415	(104,810)	(1,827,783)	1,122,070

Investments:
Additions to:
Hydroconversion upgrader	(798,812)	(123,474)	(1,034,152)	(271,029)
Pilot upgrader	—	—	15,413	—
Office equipment	(14,175)	—	(54,456)	—

	(812,987)	(123,474)	(1,073,195)	(271,029)

Decrease in cash	(1,970,216)	(484,336)	(5,298,921)	(114,717)

Cash, beginning of period	2,309,515	521,234	5,638,220	151,615

Cash, end of period	$339,299	$36,898	$339,299	$36,898

Payments for:
Interest	$11,237	$—	$11,237	$661

Non-cash items not included in the statements of cash flows are as follows:

Issuance of common shares on settlement of debts	$—	$—	$93,147	$—

See accompanying notes to consolidated financial statements.

GENOIL INC.
Notes to Consolidated Financial Statements
Three and six months ended June 30, 2005
General:
Genoil Inc. is incorporated under the Canada Business Corporations Act and is a technology development company in the oil and gas industry. The Corporation’s financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. The following disclosures are incremental to the disclosures included in the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and notes thereto in the financial statements for the year ended December 31, 2004.

1.	Future operations:

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Corporation will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption as the Corporation has accumulated losses of $23.3 million to date and is not realizing any cash from operations as it has not attained commercial operations from its various patents and technology rights.

The Corporation is presently engaged in the design of its first commercial hydroconversion upgrader in a US refinery. Completion of the project will require significant capital.

The ability of the Corporation to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Corporation’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Corporation will be able to raise the necessary capital.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern assumption was not appropriate for these financial statements, adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

2.	Changes in accounting policies:

The 2004 comparative figures have been restated to reflect the retroactive adoption in 2004 of the fair value method of accounting for stock-based compensation.

Under this standard, compensation costs attributable to all stock options granted after January 1, 2002 are measured at fair value at the grant date and expensed over the vesting period with a corresponding increase in contributed surplus.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 2
Three and six months ended June 30, 2005

GENOIL INC.
Notes to Consolidated Financial Statements, Page 3
Three and six months ended June 30, 2005
3.	Upgraders:

	Pilot upgrader			Hydroconversion upgrader
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net	Total

Balance, December 31, 2004	$3,748,952	$(1,152,084)	$2,596,868	$819,477	$—	$819,477	$3,416,345
Additions	(15,413)	—	(15,413)	235,340	—	235,340	219,927
Depreciation	—	(64,729)	(64,729)	—	—	—	(64,729)

Balance, March 31, 2005	3,733,539	(1,216,813)	2,516,726	1,054,818	—	1,054,818	3,571,544

Additions	—	—	—	798,812	—	798,812	798,812
Depreciation	—	(64,730)	(64,730)	—	—	—	(64,730)

Balance, June 30, 2005	$3,733,539	$(1,281,543)	$2,451,996	$1,853,630	$—	$1,853,630	$4,305,626

In 2005 the Corporation incurred design and material costs of $1,034,152 for the hydroconversion upgrader installation (see note 11).

Recovery of the upgraders costs remain uncertain. Recovery of these costs depends on the implementation of commercial applications for the upgrader and ultimately attaining profitable operations.

4.	Patents and technology rights:

	Patents			Technology rights
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net	Total

Balance, December 31, 2004	$856,649	$(266,804)	$589,845	$4,225,137	$(1,277,784)	$2,947,353	$3,537,198
Additions	—	—	—	—	—	—	—
Depreciation	—	(14,746)	(14,746)	—	(73,684)	(73,684)	(88,430)

Balance, March 31, 2005	856,649	(281,550)	575,099	4,225,137	(1,351,468)	2,873,669	3,448,768

Additions	—	—	—	—	—	—	—
Depreciation	—	(14,746)	(14,746)	—	(73,684)	(73,684)	(88,430)

Balance, June 30, 2005	$856,649	$(296,296)	$560,353	$4,225,137	$(1,425,152)	$2,799,985	$3,360,338

The patents include fluid gas integration, crude oil and bitumen treatment and oil-water separation. These patents expire from 2019 to 2021.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 4
Three and six months ended June 30, 2005
The Corporation has the worldwide rights, except for Europe, for oil-water separation technology. The term of these rights ranges from 5 to 10 years, depending on the country.

Recovery of the patents and technology rights costs remain uncertain. Recovery of these costs depends on the commercial application of its patents and technology rights and ultimately attaining profitable operations.

5.	Office equipment:

	Office	Accumulated
	equipment	depreciation	Total

Balance, December 31, 2004	$94,668	$(41,087)	$53,581
Additions	40,281	—	40,281
Depreciation	—	(3,686)	(3,686)

Balance, March 31, 2005	134,949	(44,773)	90,176

Additions	14,175	—	14,175
Depreciation	—	(4,395)	(4,395)

Balance, June 30, 2005	$149,124	$(49,168)	$99,956

6.	Note payable:

	2005	2004

Principal	$—	$2,300,000
Accrued interest	—	724,991

	$—	$3,024,991

The funds to finance the acquisition of substantially all of the upgrader related patent and technology rights and certain other patent and technology rights were borrowed from an oil and gas producer. Pursuant to the loan agreement, the Corporation granted the lender a right to acquire 9,000,000 common shares at $0.20 per share prior to November 14, 2006 and 1,000,000 common shares at $0.50 per share prior to November 14, 2006.

On February 3, 2005 the lender agreed to exercise its right to acquire 10,000,000 common shares for $2,300,000 and accept $2,300,000 as full payment of the note and accrued interest. Accordingly, a gain of $733,942 was recorded on the settlement of the debt.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 5
Three and six months ended June 30, 2005
7.	Convertible debentures:

On December 23, 2004 the Corporation received $5,638,220 and issued non-interest bearing convertible debentures. The debentures mature in December 2014 and are convertible at any time prior to December 23, 2014 into common shares at $0.44 per share. The Corporation can require conversion of the debentures if the common share trading price exceeds $1.55 per share during the term. The debenture holders were issued 3,203,534 warrants entitling them to purchase 3,203,534 common shares at a price of $0.85 per share at any time prior to December 23, 2009.

The fair value of the repayment obligation, being the present value of the future principal payment using a discount factor of 12%, was estimated to be $1,815,356 at December 31, 2004. The fair value of the warrants was estimated to be $834,153. To estimate the fair value of the warrants, the Corporation used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life 10 years.

The fair value of the holders’ conversion options was $2,988,710, being the residual amount of the proceeds received.

During the six-month period ended June 30, 2005, the Corporation recorded $191,144 of accretion of the debenture to its face value as a financing expense.

8.	Share capital:
(a)	Authorized:

An unlimited number of common shares without par value

(b)	Issued:

Changes in the share capital are as follows:

	Number of
	Shares	Amount

Balance, December 31, 2004	178,880,056	$15,576,995
Warrants exercised	10,025,928	2,303,889
Transfer on warrants exercised (note 9)	—	1,566,248
Stock options exercised	280,000	28,000
In settlement of payables
Directors, officers and employees	358,259	93,147

Balance, March 31, 2005	189,544,243	19,568,279

Warrants exercised	154,500	23,175
Stock options exercised	427,500	86,051

Balance, June 30, 2005	190,126,243	$19,677,505

GENOIL INC.
Notes to Consolidated Financial Statements, Page 6
Three and six months ended June 30, 2005
The legal capital of the Corporation exceeds the stated capital by $15,200,000.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 7
Three and six months ended June 30, 2005
(c)	Stock-based compensation:

The Corporation has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the board when the option is granted, but the term cannot exceed 10 years from the date upon which the option is granted. The maximum number of common shares that may be reserved for issuance in aggregate pursuant to options granted under the plan is fixed at 32,000,000 and the maximum number of common shares that may be optioned to any one person, in aggregate at any one time is 5% of the total number of common shares issued and outstanding on the date of the grant.

Changes in the stock options outstanding for the three months ended June 30, 2005 are as follows:

		Weighted
	Number	average
	of	exercise
	options	price

Outstanding, December 31, 2004	24,312,738	0.15
Granted to employees, directors and officers	1,750,000	0.32
Cancelled	(116,000)	0.14
Exercised	(280,000)	0.10

Outstanding, March 31, 2005	25,666,738	0.15

Granted to employees, directors and officers	3,650,000	0.35
Exercised	(427,500)	0.18

Outstanding, June 30, 2005	28,889,238	$0.18

The options granted to directors, officers and employees may be exercised over five years from the date of granting and expire from time to time to February 2010. The weighted average remaining contractual life of the options at June 30, 2005 is approximately 3 years. The options granted to consultants vest immediately.

The fair value of options granted in 2005 was $1,170,330 (2004 — $470,057) using the Black Scholes option-pricing model with the following weighted average assumptions: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life of five years.

(e)	Per share amounts:

Per share amounts have been calculated based on the weighted average number of shares outstanding. The weighted average shares outstanding for the period ended June 30, 2005 was 190,076,243 (2004 — 159,035,409).

In computing diluted earnings per share, no shares were added to the weighted average number of common shares outstanding as they are anti-dilutive.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 8
Three and six months ended June 30, 2005

GENOIL INC.
Notes to Consolidated Financial Statements, Page 9
Three and six months ended June 30, 2005
9.	Warrants to purchase common shares:

		Average
	Number of	exercise
	warrants	price

Outstanding, December 31, 2004	15,977,359	$0.34	$2,386,457
Issued to note holder	—	—	234,761
Transfer to share capital on exercise of warrants	(10,025,928)	0.30	(1,566,248)

Outstanding balance, March 31, 2005	5,951,431	0.34	1,054,970

Transfer to share capital on exercise of warrants	(154,500)	—	—

Outstanding balance, June 30, 2005	5,796,931	$0.34	$1,054,970

10.	Contributed surplus:

Balance, December 31, 2004	$6,010,883

Stock options issued to consultants	2,523
Stock options issued to employees, officers and directors	72,901

Balance March 31, 2005	6,086,307

Stock options issued to employees, officers and directors	1,022,006

Balance, June 30, 2005	$7,108,313

11.	Commitments

The Corporation has agreed to build and install a hydroconversion upgrader in a U.S. refinery in exchange for a share in the incremental revenues the upgrader will generate. Total design, construction and implementation costs are estimated to be in excess of U.S. $15 million.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 10
Three and six months ended June 30, 2005
12.	Related party transactions:

Due to related parties:

	June 30,	December 31,
	2005	2004

Directors	$292,500	$1,244,379
Companies controlled by directors	34,742	410,966

	$327,242	$1,655,345

During the six-month period ended June 30, 2005, the Corporation repaid $1,234,956 for outstanding loans, directors’ fees and advances to directors and companies controlled by them. In addition, the Corporation issued shares in the amount of $93,147 to settle payables to directors’, officers and employees.

13.	Financial instruments:

The Corporation is exposed to foreign currency fluctuations as certain of its obligations are U.S. dollar denominated. At June 30, 2005 there were no contracts in place to manage this exposure.

Fair value estimates are made as of a specific point in time, using specific available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision. For cash, accounts receivable, accounts payable and accrued liabilities and due to related parties the carrying amounts approximate the fair value due to the short maturity of these instruments.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD
I David K. Lifschultz, as Chief Executive Officer of Genoil Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and Interim Filings) of Genoil Inc., (the issuer) for the interim period ending June 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 29, 2005

(signed) David Lifschultz
David K. Lifschultz
Chief Executive Officer
Genoil Inc.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD
I Kirk R. Morgan, as Chief Financial Officer of Genoil Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and Interim Filings) of Genoil Inc., (the issuer) for the interim period ending June 30, 2005;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 29, 2005

(signed) Kirk Morgan
Kirk R. Morgan
Chief Financial Officer
Genoil Inc.